Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

March 27, 2017

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Response to Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series Kempner Multi-Cap Deep Value Equity Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. Sprague:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), which you provided orally on March 16, 2017. These additional comments relate to the Trust’s Post-Effective Amendment Nos. 99 and 102, filed on February 6, 2017 (Accession No. 0001398344-17-001433). Following each additional comment is the Trust’s response.

1.
If the Fund intends to seek accelerated effectiveness of this filing, please represent in the request letter that the Fund will not use this prospectus to sell Fund shares until after the proposed merger is consummated.

Response: The Trust intends to seek accelerated effectiveness for the Fund and represents that it will not use this prospectus to sell Fund shares until after the proposed merger is consummated.

Summary Prospectus

Investment Objective

2.
The investment objective states that the Fund “seeks to generate a total pre-tax return, including capital growth and dividends, greater than the rate of inflation over a three-to-five- year period.” Please explain in Item 4 how the Fund’s “deep value” strategy is intended to meet this objective.

Response: The Trust has revised the strategy to include additional language on how the strategy seeks to achieve the investment objective.

Principal Investment Strategies

3.
In the first sentence in the opening paragraph in this section, the Fund’s 80% policy states that it “invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities.” The next sentence refers only to “publicly traded securities”. Please clarify if the Fund’s 80% policy requires that the Fund invest 80% of net assets in publicly traded securities.

Response: The Trust confirms that the Fund’s 80% policy applies only to equity securities, which may include private securities. However, the Trust further confirms that the Fund does not expect to principally invest in private securities, but any such investments would be applied to the Fund’s 80% policy.

4.
The first sentence of the second paragraph in this section refers to the adviser’s “deep value style of investing”. Please explain in this section the difference between “deep value” investing and “value” investing.

Response: The Trust has clarified the Adviser’s investment strategy in the prospectus.

5.
In second paragraph, please clarify the statement: “The securities purchased are frequently out of favor with or have been ignored by the investment community market and thus provide the opportunity to purchase at prices significantly below their true value.” In particular, please described the “investment community market”.

Response: The Trust has revised the disclosure.

6.
The penultimate sentence of the third paragraph in this section states that the adviser “purchases securities for the Fund’s portfolio, averaging down”. Please provide disclosure that explains in plain English the term “averaging down”.

Response: The Trust has revised the disclosure.

Principal Risks

7.
The staff notes that the Principal Investment Strategies section refers to preferred stock, warrants, and other investments. Please include appropriate risk disclosure for each specific type of investment referred to in the strategy section.

Response: The Trust confirms that preferred stocks and warrants are non-principal investments. Therefore, references to such securities have been moved to the Statement of Additional Information (the “SAI”).

8.	In the opening paragraph to this section, please consider defining “investing for the long-term” in light of the Fund’s investment objective.

Response: The Trust has revised the disclosure to state that the Fund defines “long term” as three to five years.

Portfolio Managers

9.	Please note that the “since inception date” in the portfolio managers table refers to the predecessor fund’s since-inception date.

Response: The Trust has included this reference.

Statutory Prospectus

Investment Risks

10.
We note that the Equity Risk disclosure in Item 9 discusses private securities, which are not referred to in the Item 4 disclosure. Please clarify if private securities are a principal investment of the Fund and, if so, provide appropriate strategy and risk disclosure in Item 4.

Response: The Trust confirms that the Fund does not expect to principally invest in private securities. Therefore, references to such securities have been moved to the SAI.

11.
Under “Investments in Money Market Instruments and Temporary Defensive Positions”, please consider adding a cross-reference to the disclosure in the SAI that discuses investments in other investment companies.

Response: The Trust has included this reference.

Financial Highlights

12.	Please refer to the predecessor fund in the financial highlight tables.

Response: The Trust has made this change.

13.	Please revise the footnotes to the financial highlights so they are identical to the applicable footnotes in the existing fund’s prospectus.

Response: The Trust has made this change.

Statement of Additional Information

14.	When presenting accounting, performance, or other information on the predecessor fund, please include a reference to such predecessor fund.

Response: The Trust has made this change as needed throughout the SAI. The Trust also notes that the term “Predecessor Fund” is a defined term that refers to the Frost Kempner Multi-Cap Deep Value Equity Fund.

Portfolio Managers

15.	In the compensation disclosure, please clarify how the adviser calculates the portfolio manager’s annual bonus.

Response: The Trust has clarified this disclosure.

General Information – Description of Shares

16.	Please separate the opening paragraph into multiple paragraph to make the information easier for investors to read and understand.

Response: The Trust has made this change.

General Information – Trustee Liability

17.	The final sentence in this paragraph appears to address the Trust liability and not the Trustee. Please consider moving it to the Trust Liability section.

Response: The Trust has made this change.

 Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ Bo James Howell
Bo J. Howell
Secretary

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